ALLIANCEBERNSTEIN INVESTMENTS, INC.
                          1345 Avenue of the Americas
                            New York, New York 10105



                                                    December 28, 2011

Ms. Deborah O'Neal-Johnson
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

         Re:     The AllianceBernstein Portfolios -
                 AllianceBernstein Wealth Appreciation Strategy AllianceBernstein Balanced Wealth Strategy AllianceBernstein Conservative Wealth Strategy AllianceBernstein Tax-Managed Wealth Appreciation Strategy AllianceBernstein Tax-Managed Balanced Wealth Strategy AllianceBernstein Tax-Managed Conservative Wealth Strategy (the "Strategies")
                 Post-Effective Amendment Nos.80 and 82.
                 File Nos. 033-12988 and 811-05088
                 -----------------------------------------------------------

Dear Ms. O'Neal-Johnson:

      Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned hereby joins in the request of The AllianceBernstein Portfolios that the effective date of Post-Effective Amendments No. 80 and 82 to the Registration Statement on Form N-1A filed with the Securities and Exchange Commission on December 28, 2011 be accelerated so that the Registration Statement becomes effective on December 28, 2011 or as soon as practicable thereafter.

                                            Very truly yours,

                                            AllianceBernstein Investments, Inc.


                                            By: /s/ Stephen J. Laffey
                                                ----------------------
                                                    Stephen J. Laffey
                                                    Assistant Secretary



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